Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,		Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(dollars in millions)
EARNINGS:
Net income	$45.5	$47.0	$192.8	$177.6	$181.1	$179.1	$172.7
Income taxes (a)	20.4	22.6	93.3	82.9	85.3	85.6	87.6
Income before income taxes	65.9	69.6	286.1	260.5	266.4	264.7	260.3
Fixed charges as defined	23.3	23.2	92.7	93.7	87.7	86.4	103.9
Adjustment for undistributed equity earnings	—	(6.7)	(11.5)	(4.5)	(6.4)	(8.3)	(7.9)
Total earnings as defined	$89.2	$86.1	$367.3	$349.7	$347.7	$342.8	$356.3

FIXED CHARGES:
Interest expense	$22.9	$22.9	$91.4	$92.4	$86.4	$85.0	$80.2
Estimated interest component of rent expense	0.4	0.3	1.3	1.3	1.3	1.4	23.7
Total fixed charges as defined	$23.3	$23.2	$92.7	$93.7	$87.7	$86.4	$103.9

Ratio of Earnings to Fixed Charges	3.83	3.71	3.96	3.73	3.96	3.97	3.43

(a) Includes net interest related to unrecognized tax benefits.